Exhibit 99.1

ALGOMA STEEL INC.

Material Change Report

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the  Securities Act (Alberta)
Section 84(1)(b) of  The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland and Labrador)

1.	Reporting Issuer

Algoma Steel Inc.
105 West Street
Sault Ste. Marie, ON P6A 7B4

2.	Date of Material Change

August 24, 2004

3.	Press Release

A press release was distributed through Canada NewsWire on August 24, 2004.

4.	Summary of Material Change

Algoma Steel Inc. announced that it has called for the redemption on September 30, 2004 of all of its outstanding 1% convertible secured Notes due 2030.

5.	Full Description of Material Change

See attached News Release dated August 24, 2004.

6.	Reliance on Confidentiality Provisions of Securities Legislation

Not applicable.

7.	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

8.	Senior Officers

For further information, please contact Glen Manchester, Vice President - Finance and Chief Financial Officer at 705-945-2470.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sault Ste. Marie, Ontario, this 26th day of August, 2004.

By:	“Glen Manchester”

	Name:	Glen P. Manchester
	Title:	Vice President - Finance and Chief Financial Officer

ALGOMA STEEL INC. 105 West Street Sault Ste. Marie, Ontario, Canada P6A 7B4

NEWS RELEASE	TSE Symbol: AGA
Tuesday, August 24, 2004

SAULT STE. MARIE, ONTARIO - Algoma Steel Inc. today announced that it has called for the redemption on September 30, 2004 of all of its outstanding 1% convertible secured Notes due 2030 (the “Notes”) at a redemption price equal to the principal amount of the Notes plus accrued interest. Approximately $12.9 million (U.S.) of the Notes remain outstanding.

Each Note is convertible into Algoma common shares, at the holder’s option, at a conversion price of U.S. $6.25 per share, which is equivalent to 160 Algoma common shares for each U.S. $1,000 principal amount of Notes. On August 23, 2004, the last reported sale price of Algoma common shares on the Toronto Stock Exchange was Cdn.$ 13.63 (approximately U.S.$ 10.40) per share.

Prior to 5:00 p.m. (Eastern Time) on September 29, 2004, holders of Notes may convert their Notes into Algoma common shares. Any Notes not converted on or before 5:00 p.m. (Eastern Time) on September 29, 2004, will be automatically redeemed on September 30, 2004, after which interest will cease to accrue.

This news release does not constitute a notice of redemption of the Notes.

Company Contact:

Glen Manchester
Vice President, Finance and Chief Financial Officer
705.945.2470